SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        ZANART ENTERTAINMENT INCORPORATED
                        ---------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                        ---------------------------------
                         (Title of Class of Securities)

                                   989004-403
                                 (Cusip Number)

  RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BLVD, MIAMI, FL 33137 (305)575-6000
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 11, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 989004-403                          13D        PAGE 2
          ----------
----------------------------------------               -------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PHILLIP FROST, M.D.

         SS# ###-##-####
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES                                   0
BENEFI-                ---------------------------------------------------------
CIALLY                   8       SHARED VOTING POWER
OWNED BY                                 1,458,333
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON                                   0
WITH                   ---------------------------------------------------------
                         10      SHARES DISPOSITIVE POWER
                                         1,458,333
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,458,333
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.73%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------------------              ---------------------------
CUSIP NO. 989004-403                        13D        PAGE 3
          ----------
---------------------------------------              ---------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA, LIMITED PARTNERSHIP

         IRS I.D. #59-2749083
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
--------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES                                   0
BENEFI-                ---------------------------------------------------------
CIALLY                   8       SHARES VOTING POWER
OWNED BY                                 1,458,333
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON                                   0
WITH                   ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         1,458,333
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,458,333
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.73%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-------------------------------------            -------------------------------
CUSIP NO. 989004-403                    13D        PAGE 4
          ----------
-------------------------------------            -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA CORPORATION

         IRS I.D. #59-2749057
--------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA
--------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES                                   0
BENEFI-                ---------------------------------------------------------
CIALLY                   8       SHARED VOTING POWER
OWNED BY                                 1,458,333
EACH                   ---------------------------------------------------------
REPORTING                9       SOLE DISPOSITIVE POWER
PERSON                                   0
WITH                   ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         1,458,333
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,458,333
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.73%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER

        This is Amendment No. 1 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons") with respect to the Common Stock, $.0001 par value (the "Shares") of Zanart Entertainment Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3333 West Commercial Boulevard, Suite 105, Ft. Lauderdale, Florida, 33309.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is amended and supplemented as follows:

        On September 11, 1996, the Issuer consummated that certain Agreement and Plan of Merger, dated August 9, 1996 (the "Merger Agreement") with Continucare Corporation ("Continucare"). Pursuant to the Merger Agreement, a wholly-owned subsidiary of the Issuer merged with and into Continucare (the "Merger") and each issued and outstanding share of Continucare Common Stock was converted into the right to receive one Share of the Issuer.

        The Partnership was, immediately prior to the effectiveness of the Merger, the record owner of 925,000 shares of Continucare Common Stock, representing approximately 11% of Continucare's issued and outstanding capital stock. As a result of the Merger, and by virtue of the conversion of its shares of Continucare Common Stock pursuant to the Merger Agreement, the Partnership acquired an additional 925,000 Shares of the Issuer.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended in its entirety and restated as follows:

                                    AMOUNT OF SHARES             PERCENTAGE
        NAME                        BENEFICIALLY OWNED           OF CLASS*
        ----                        ------------------           ----------

Phillip Frost, M.D.                 1,458,333 **                 12.73%

Frost-Nevada Corporation            1,458,333 **                 12.73%

Frost-Nevada, Limited               1,458,333 **                 12.73%
Partnership

----------------------------
* Based on 11,452,983 Shares consisting of 2,902,983 Shares outstanding as of August 22, 1996, as reported on the Issuer's Schedule 14C Information Statement, dated August 27, 1996, plus the 8,300,000 Shares issued in the Merger, as reported on the Issuer's Current Report on Form 8-K, dated September 11, 1996, and assuming the conversion by the Partnership of warrants to purchase 250,000 Shares. The number of Shares and warrants noted here have been restated to reflect the effects of a 1-for-2 reverse stock split effected by the Issuer on December 31, 1994.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

        Except as described herein and in the original Schedule 13D previously filed by the Reporting Persons, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended and supplemented as follows:

        On September 11, 1996, the Issuer consummated the Merger Agreement pursuant to which a subsidiary of the Issuer merged with and into Continucare. Pursuant to the Merger Agreement, Dr. Frost became the Vice Chairman of the Board of Directors of the Issuer and the Partnership acquired additional shares of the Issuer by virtue of the conversion of its shares in Continucare into Shares of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Joint Filing Agreement.

        2. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich.

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                       /S/ PHILLIP FROST, M.D.
                                       --------------------------------------
Date: October 3, 1996                  Phillip Frost, M.D.


                                       FROST-NEVADA, LIMITED
                                       PARTNERSHIP


                                       *
                                       --------------------------------------
Date: October 3, 1996                  Neil Flanzraich
                                       President of Frost-Nevada Corporation,
                                       General Partner


                                       FROST-NEVADA CORPORATION


                                       *
                                       --------------------------------------
Date: October 3, 1996                  Neil Flanzraich
                                       President


*By/S/ PHILLIP FROST, M.D.
   ----------------------------------
        Phillip Frost, M.D.
        (Attorney-in-fact pursuant
         to Power of Attorney)

                                  EXHIBIT INDEX



EXHIBIT             DESCRIPTION
--------            -----------


1              Joint Filing Agreement.

2              Power of Attorney granted to Phillip Frost, M.D. by Neil
               Flanzraich.